

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Vincent Andreula
Chief Executive Officer
Imperalis Holding Corp.
30 N Gould Street, Suite 11023
Sheridan, Wyoming 82801

   Re: Imperalis Holding Corp.
    Registration Statement on Form 10-12G
    Filed April 13, 2021
    File No. 000-52140

Dear Mr. Andreula:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services